1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Announcement and notice to creditors of solar and solid state lighting business transfer
On June 9, 2011, the shareholders of Taiwan Semiconductor Manufacturing Company, Ltd (“TSMC”) approved the transfer of TSMC’s solar and solid state lighting businesses into two new wholly owned subsidiaries: TSMC Solar Ltd. and TSMC Solid State Lighting Ltd., respectively (the “Transfer”). The Record Date of the Transfer is August 1, 2011. The Transfer will have no effect on business transactions between TSMC and its creditors.
This is to notify TSMC’s creditors of the Transfer pursuant to Article 32 of the Business Mergers and Acquisitions Law of the R.O.C.. Creditors shall inform TSMC in writing of any objections they may have to the Transfer by mailing their objections, together with the related credit certificates, to the following address no later than July 18, 2011 (as certified by the postage stamp):
TSMC Financial Planning Dept. of Finance Division
8, Li-Hsin Rd. 6, Hsinchu Science Park,
Hsinchu, Taiwan 300-77, R.O.C.
Any objections raised after July 18, 2011 will be deemed ineffective.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 14, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer